UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

                                     Nephros, Inc.
(Name of Issuer)

   Common Stock, $0.001 par value
(Title of Class of Securities)

                       640671103
(CUSIP Number)

Kristopher M. Hansen, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York  10038
                          (212) 806-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

      May 24, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or

Page 2 of 11 Pages

otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).

SOUTHPAW ASSET MANAGEMENT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
a. ☐
b. ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,291,549
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,291,549

11	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:
1,291,549

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%

14	TYPE OF REPORTING PERSON (See Instructions)

PN

Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).

SOUTHPAW HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
a. ☐
b. ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,291,549
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,291,549

11	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
1,291,549

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%

14	TYPE OF REPORTING PERSON (See Instructions)

OO

Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).

KEVIN WYMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
a. ☐
b. ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,291,549
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,291,549

11	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
1,291,549

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).

HOWARD GOLDEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
a. ☐
b. ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,291,549
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,291,549

11	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
1,291,549

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).

SOUTHPAW CREDIT OPPORTUNITY MASTER FUND L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
a. ☐
b. ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
442,669
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
442,669

11	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
442,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%

14	TYPE OF REPORTING PERSON (See Instructions)

OO

Page 8 of 11 Pages

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Schedule 13D filed on October 17, 2007 (the “Original Schedule 13D”), as amended and supplemented by the Amendment No. 1 to the Original Schedule 13D filed on May 30, 2008 (the “Amendment No. 1”), the Amendment No. 2 to the Original Schedule 13D filed on August 31, 2008 (the “Amendment No. 2”), the Amendment No. 3 to the Original Schedule 13D filed on August 31, 2009 (the “Amendment No. 3”) and the Amendment No. 4 to the Original Schedule 13D filed on March 24, 2011 (the “Amendment No. 4”).  The Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4 and this Amendment No. 5 are collectively referred to herein as the “Schedule 13D”.  Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 13D.  Unless amended or supplemented hereby, all information previously filed remains in effect.

Item 1.  Security and Interest

Item 1 of Schedule 13D is amended and restated in its entirely as follows:

This Amendment No. 5 relates to the common stock, par value $0.001 per share (the “Common Stock”), of Nephros, Inc. (the “Company”), and is being filed on behalf of the Reporting Persons (as defined below).  The address of the principal executive offices of the Company is 41 Grand Avenue, River Edge, NJ 07661.

Item 5.  Interest in Securities of the Issuer

Item 5 of Schedule 13D is amended by deleting the last paragraph thereof.

The Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 5.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is amended and restated in its entirety as follows:

The disclosure concerning the Registration Rights Agreement contained in Item 4 of Schedule 13D and the disclosure concerning the Warrants contained in Item 5 of Schedule 13D are incorporated herein by reference.  In addition, the Registration Rights Agreement and the Warrants contain customary provisions relating to the transfer of securities subject to those agreements.

On May 24, 2011, the Investor Rights Agreement was amended to remove GPC 76, LLC and Southpaw Credit Opportunity Master Fund L.P. as parties to such agreement.  As a result, the Reporting Persons have no further obligations under the Investor Rights Agreement.

Except for the Registration Rights Agreement and the Warrants, none of the Reporting Persons are a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company,

Page 9 of 11 Pages

including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Company, (ii) finder’s fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or (viii) the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of May 24, 2011, by and among the Reporting Persons.

2	Amendment to Investor Rights Agreement, dated as of May 24, 2011, by and among the Company, Lambda Investors LLC, GPC 76, LLC and Southpaw Credit Opportunity Master Fund L.P.

Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 24, 2011

Southpaw Credit Opportunity Master Fund L.P.

By: Southpaw GP LLC,
its general partner

By: /s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

Southpaw Asset Management LP

By: Southpaw Holdings LLC,
its general partner

By: /s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

Southpaw Holdings, LLC

By: /s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

/s/ Kevin Wyman
Kevin Wyman

/s/ Howard Golden
Howard Golden

Page 11 of 11 Pages

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of May 24, 2011, by and among the Reporting Persons.

2	Amendment to Investor Rights Agreement, dated as of May 24, 2011, by and among the Company, Lambda Investors LLC, GPC 76, LLC and Southpaw Credit Opportunity Master Fund L.P.